GREEN MOUNTAIN POWER CORPORATION

163 Acorn Lane

Colchester, VT 05446

October 6, 2006

VIA EDGAR AND FACSIMILE (202) 772-9204

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Mail Stop 3561

Green Mountain Power Corporation (the “Company”)

Preliminary Proxy Statement on Schedule 14A filed August 9, 2006 (the “Filing”)

File No. 1-08291

Dear Mr. Owings:

In connection with the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to Mr. Christopher L. Dutton, Chief Executive Officer of the Company, dated August 16, 2006, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GREEN MOUNTAIN POWER CORPORATION

By:	/s/ Dawn D. Bugbee
Dawn D. Bugbee
Vice President and Chief Financial Officer